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                        SECURTIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

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                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13 (e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 3)


                         AQUILA GAS PIPELINE CORPORATION
                            (NAME OF SUBJECT COMPANY)

                              UTILICORP UNITED INC.
                            AQUILA ENERGY CORPORATION
                             AEC ACQUISITIONS, INC.*
                                    (BIDDERS)

                    COMMON STOCK, PAR VALUE OF $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    03839B10
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                 ROBERT K. GREEN
                      PRESIDENT AND CHIEF OPERATING OFFICER
                              UTILICORP UNITED INC.
                              20 WEST NINTH STREET
                           KANSAS CITY, MISSOURI 64105
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

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                                    COPY TO:
                             DENNIS P. WILBERT, ESQ.
                            JEFFREY T. HAUGHEY, ESQ.
                       BLACKWELL SANDERS PEPER MARTIN LLP
                                2300 MAIN STREET
                           KANSAS CITY, MISSOURI 64108

* On May 14, 1999, AEC Acquisitions, Inc. merged with and into Aquila Gas Pipeline Corporation and, as a result of such merger, ceased to exist as a separate entity.
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

AEC Acquisitions, Inc.,* a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Aquila Energy Corporation, a Delaware corporation ("Aquila"), which in turn is a wholly-owned subsidiary of UtiliCorp United Inc., a Delaware corporation ("Parent"), Aquila and Parent hereby amend and supplement their Tender Offer Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") on April 9, 1999, as amended by Amendments No. 1 and No. 2 thereto filed with the Commission on April 23, 1999 and May 10, 1999, respectively (as so amended, the "Schedule 13E-3"). Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13E-3. The item numbers, captions and responses thereto set forth below are in accordance with the requirements of Schedule 13E-3.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

         (c) Item 1(c) of the Schedule 13E-3 is hereby amended and supplemented by adding the following information:

          Parent, Aquila and Purchaser were advised that trading of the Shares on the New York Stock Exchange ceased Friday morning, May 14, 1999.

         (f) Item 1(f) of the Schedule 13E-3 is hereby amended and supplemented by adding the following information:

          On May 13, 1999, Purchaser purchased 3,432,491 Shares tendered pursuant to the Terms of the Offer to Purchase for $8.00 per Share in cash, net to seller without interest. On May 14, 1999, Purchaser merged with and into the Company and as a result of such merger, all Publicly-held Shares outstanding immediately prior to the consummation of such merger were converted into the right to receive $8.00 in cash, net without interest.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

          (a)-(b) Item 3(a) and (b) of the Schedule 13E-3 are hereby amended and supplemented by adding the following information:

          On May 14, 1999, the Purchaser merged with and into the Company, and as a result of such merger the Company became an indirect, wholly-owned subsidiary of Parent.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) Items 10(a) - (b) of the Schedule 13E-3 are hereby amended and supplemented by adding the following information thereto:

          On May 13, 1999, Aquila transferred its 24,000,000 Shares to Purchaser pursuant to a Stock Transfer Agreement, dated May 13, 1999, by and between Aquila and Purchaser, a copy of which is attached hereto as Exhibit (c)(1) and incorporated herein by reference. After giving effect to such transfer and the 3,432,491 Shares accepted for purchase pursuant to the Offer, Purchaser owned 27,432,491 Shares, representing approximately 93.3% of the issued and outstanding Shares.

          On May 14, 1999, Purchaser merged with and into the Company pursuant to a Plan of Merger adopted by Purchaser and as a result of such merger the separate

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*On May 14, 1999, AEC Acquisitions, Inc. merged with and into the Company and, as a result of such merger, ceased to exist as a separate entity.

          existence of Purchaser ceased. As a result of such merger, (1) all Publicly-held Shares were converted into the right to receive an amount equal to $8.00 per Share in cash, net without interest; (2) all Shares owned by Purchaser were cancelled, (3) each issued and outstanding common share of the Purchaser was converted into a common share of the Company and (4) the Company became a wholly-owned, direct subsidiary of Aquila and in turn a wholly-owned, indirect subsidiary of the Parent. The Plan of Merger is attached hereto as Exhibit (c)(2) and incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES

         Item 11 of the Schedule 13E-3 is hereby amended and supplemented by adding the following information thereto

          On May 13, 1999, Aquila transferred its 24,000,000 Shares to Purchaser pursuant to a Stock Transfer Agreement, dated May 13, 1999, by and between Aquila and Purchaser, a copy of which is attached hereto as Exhibit (c)(1) and incorporated herein by reference. After giving effect to such transfer and the 3,432,491 Shares accepted for purchase pursuant to the Offer, Purchaser owned 27,432,491 Shares, representing approximately 93.3% of the issued and outstanding Shares.

          On May 14, 1999, Purchaser merged with and into the Company pursuant to a Plan of Merger adopted by Purchaser and as a result of such merger the separate existence of Purchaser ceased. As a result of such merger, (1) all Publicly-held Shares were converted into the right to receive an amount equal to $8.00 per Share in cash, net without interest; (2) all Shares owned by Purchaser were cancelled, (3) each issued and outstanding common share of the Purchaser was converted into a common share of the Company and (4) the Company became a wholly-owned, direct subsidiary of Aquila and in turn a wholly-owned, indirect subsidiary of the Parent. The Plan of Merger is attached hereto as Exhibit (c)(2) and incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION

         Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following information thereto:

          On May 14, 1999, Purchaser filed a Plan of Merger with the Secretary of State of the State of Delaware merging Purchaser with and into the Company in accordance with Section 253 of the General Corporation Law of the State of Delaware. As a result of such merger, the Company, as the surviving corporation in the merger, became a wholly-owned subsidiary of Aquila and in turn a wholly-owned, indirect subsidiary of the Parent, and the separate corporate existence of Purchaser ceased. On May 14, 1999, Parent issued a press release announcing the merger, a copy of which, is included as Exhibit (g)(7) hereto and the information contained therein is incorporated herein by reference.

          On May 14, 1999, the Company filed a Form 15 Notice of Termination of Registration with the Securities and Exchange Commission, which terminated the registration of the Shares under Section 12(g) of the Securities Exchange Act of 1934, as amended. In addition, the Parent has been advised that the New York Stock Exchange has ceased trading of the Shares Friday morning, May 14, 1999.

          Promptly after the merger of Purchaser with and into the Company, a Notice of Merger and Appraisal Rights Available to Former Stockholders of the Company will be mailed, together with a related Letter of Transmittal, to holders of record of Shares immediately prior to the effective time of the merger.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

         Item 17 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits:

               (c)(1) Stock Transfer Agreement dated May 13, 1999, by and between Aquila and Purchaser (Previously filed as Exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference.)

               (c)(2) Plan of Merger (Previously filed as Exhibit (c)(2) to the
               Schedule 14D-1 and incorporated herein by reference.)

               (g)(7) Press Release of Parent issued on May 14, 1999 (Previously filed as Exhibit (g)(7) to the Schedule 14D-1 and incorporated herein by reference.)


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 14, 1999                UTILICORP UNITED INC.



                                    By:  /s/ Robert Green
                                    Name: Robert K. Green
                                    Title: President and Chief Operating Officer


                                    AQUILA ENERGY CORPORATION



                                    By:  /s/ Robert Green
                                    Name: Robert K. Green
                                    Title: Authorized Representative


                                    AEC AQUISITIONS, INC.  *





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* On May 14, 1999, AEC Acquisitions, Inc. merged with and into Aquila Gas
Pipeline Corporation and, as a result of such merger, ceased to exist as a separate entity.

              EXCERPT FROM RESOLUTIONS OF AQUILA ENERGY CORPORATION

         RESOLVED, that the proposal to offer to purchase all of the outstanding shares of common stock of Aquila Gas Pipeline Corporation not currently held by UtiliCorp United Inc. ("UCU") or affiliates of the UCU ("AQP Common Stock") at a price of $ 8.00 per share, and on substantially the terms and conditions presented to this meeting, with such modifications thereto as any of the following officers Authorized Representative (as defined below) shall deem to be necessary or desirable (the "Tender Offer") be, and the same hereby is, approved and authorized, and that the Chairman, President, any Vice-President or Assistant Vice President, the Secretary or the Treasurer of the Company, or Robert K. Green (the "Authorized Representative") be, and hereby are, authorized and directed to do all things deemed necessary or desirable to carry out the Tender Offer.

         RESOLVED FURTHER, that the aforementioned officers of the Company and the Authorized Representative be, and hereby are, authorized and empowered to prepare, execute, and file with the appropriate regulatory agencies, stock exchanges and other bodies, all forms, schedules, and other documents (including any and all amendments, exhibits, schedules, supplements, and other documents and papers) which any of such officers or the Authorized Representative deems necessary or desirable in connection with the Tender Offer, and to do such other acts and things which in the judgment of any of such officers or the Authorized Representative may be necessary or desirable in connection with the commencement, extension, or consummation of the Tender Offer.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
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(c)(1) Stock Transfer Agreement dated May 13, 1999, by and between Aquila and
       Purchaser (Previously filed as Exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference.).

(c)(2) Plan of Merger (Previously filed as Exhibit (c)(2) to the Schedule 14D-1 and incorporated herein by reference.).

(g)(7) Press Release of Parent issued on May 14, 1999(Previously filed as Exhibit (g)(7) to the Schedule 14D-1 and incorporated herein by reference.).